Filed pursuant to Rule 433 Registration No. 333-125271

Dated August 14, 2007

Wachovia Corporation

$250,000,000 Fed Funds Open Floating Rate Notes due August 20, 2009

Issuer:	Wachovia Corporation
Principal Amount:	$250,000,000
Trade Date:	August 14, 2007
Settlement Date:	August 20, 2007
Maturity Date:	August 20, 2009
Interest Rate & Spread:	FED FUNDS OPEN plus 0.30%
Index Reset Frequency:	Daily
Payment Dates:	Quarterly on the 20th of February, May, August and November
First Payment Date:	November 20, 2007
Business Day Convention:	Modified Following Business Day (London & New York Business Days)
Index Definition:	TELERATE PG 5 FED FUNDS OPEN RATE (Garban Ltd. Open) on the Interest Reset Date. If the Fed Funds Open is not available on the Determination Date, the rate will be calculated by the Calculation Agent.
Day Count Basis:	Actual/ 360
Price to Public:	100.00%
Gross Spread:	0.15%
Gross Spread ($):	$375,000
Net Proceeds to Issuer:	$249,625,000
CUSIP/ ISIN:	929903EB4/ US929903EB43
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$238,750,000
Co-Managers:	Guzman & Company	$3,750,000
	Jackson Securities, LLC	$3,750,000
	M. R. Beal & Company	$3,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.